Exhibit 99.1

Report of Independent Auditors

To the Management of AQR Capital Management Holdings, LLC:

We have audited the accompanying consolidated financial statements of AQR Capital Management Holdings, LLC and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AQR Capital Management Holdings, LLC and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying consolidated statement of financial position of AQR Capital Management Holdings, LLC and its subsidiaries as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for each of the two years in the period then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2015 and 2014 financial statements to be audited and they are therefore not covered by this report.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 30, 2017

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2015 (not covered by auditors' report) and 2016

	As of December 31,
(in thousands of dollars)	2015	2016
Assets
Cash and cash equivalents	$118,154	$159,001
Restricted cash	9,116	9,115

Fee receivables (Note 2)
Affiliates	188,146	88,453
Managed accounts	60,371	64,398
Total fee receivables	248,517	152,851

Investment in affiliates	26,580	40,061
Fixed assets, net (Note 7)	39,689	43,206
Due from affiliates	24,918	15,521
Other assets (Note 10)	8,710	13,669
Total assets	$475,684	$433,424

Liabilities
Accrued compensation	$88,800	$109,171
Lease loss reserve	12,209	10,965
Line of credit	44,000	42,000
Debt	15,613	37,779
Due to affiliates	18,968	10,735
Other liabilities (Note 10)	23,102	18,385
Total liabilities	202,692	229,035

Commitments and contingencies (Note 8)

Redeemable members' interest (Note 11)	213,601	164,466

Members' equity
Members' equity (Note 12)	60,387	41,574
Accumulated other comprehensive income (loss)	(996)	(1,651)
Total members' equity	59,391	39,923
Total liabilities and members' equity	$475,684	$433,424
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016

	Years Ended December 31,
(in thousands of dollars)	2014	2015	2016

Revenues
Fees (Note 2)
Affiliates	$406,179	$595,141	$682,499
Managed accounts	252,039	257,203	257,339
Total fees	658,218	852,344	939,838

Interest income	21	103	253
Other revenues	13,346	4,764	1,368
Total revenues	671,585	857,211	941,459

Expenses
Compensation and benefits	185,669	229,829	292,308
General, administrative and other	65,720	88,319	106,673
Depreciation and amortization	6,907	10,628	14,329
Total expenses	258,296	328,776	413,310

Other income
Income (loss) from investment in affiliates (Note 2)	267	(825)	2,920
Income before income taxes	413,556	527,610	531,069
Income tax expense	464	478	672
Net income	413,092	527,132	530,397
Other comprehensive income (loss)	(387)	(416)	(655)
Total comprehensive income	$412,705	$526,716	$529,742
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Changes in Members' Equity
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016

(in thousands of dollars)	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity (Deficit)

January 1, 2014	$—	$(193)	$(193)

Allocation of net income	84,219	—	84,219
Allocation of capital distributions	(84,219)	—	(84,219)
Other comprehensive income (loss)	—	(387)	(387)

December 31, 2014	$—	$(580)	$(580)

Allocation of net income	150,762	—	150,762
Allocation of capital distributions	(90,375)	—	(90,375)
Other comprehensive income (loss)	—	(416)	(416)

December 31, 2015	$60,387	$(996)	$59,391

Allocation of net income	152,709	—	152,709
Allocation of capital distributions	(171,522)	—	(171,522)
Other comprehensive income (loss)	—	(655)	(655)

December 31, 2016	$41,574	$(1,651)	$39,923
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016

	Years Ended December 31,
(in thousands of dollars)	2014	2015	2016
Cash flows from operating activities
Net income	$413,092	$527,132	$530,397
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6,907	10,628	14,329
Equity based compensation expense	5,995	3,965	7,799
Loss amortization on sublease	(1,077)	(1,148)	(1,244)
(Gain) loss on sale and exchange of fixed assets	58	(84)	186
Net investment income and realized (gains) losses from investment in affiliates	(1,726)	(130)	168
Net change in unrealized (appreciation) depreciation from investment in affiliates	2,637	3,155	(184)
Income from equity method investments	(519)	(1,047)	(1,909)
Distributions from equity method investments	669	465	653
Cash flows due to changes in:
Fee receivables from affiliates	(67,887)	(64,813)	99,693
Fee receivables from managed accounts	(10,334)	5,287	(4,027)
Due from affiliates	(3,070)	(13,683)	9,397
Due to affiliates	6,902	(217)	(8,233)
Other assets and liabilities	(3,028)	24,731	(10,336)
Accrued compensation	14,140	13,601	20,371
Net cash provided by (used in) operating activities	362,759	507,842	657,060
Cash flows from investing activities
Payments to purchase investment in affiliates	(81,040)	(26,174)	(15,950)
Proceeds from sale of investment in affiliates	21,788	54,401	3,746
Purchases of fixed assets	(12,106)	(22,672)	(18,048)
Proceeds from disposal of fixed assets	93	184	16
Change in restricted cash	1,034	(138)	1
Net cash provided by (used in) investing activities	(70,231)	5,601	(30,235)
Cash flows from financing activities
Proceeds from line of credit borrowings	79,000	10,000	18,000
Repayment of line of credit borrowings	(19,000)	(41,000)	(20,000)
Proceeds from debt borrowings	2,222	12,662	32,880
Repayment of debt borrowings	(4,163)	(6,633)	(10,714)
Distributions to Members	(332,995)	(456,644)	(606,144)
Net cash provided by (used in) financing activities	(274,936)	(481,615)	(585,978)
Net increase (decrease) in cash and cash equivalents	17,592	31,828	40,847
Cash and cash equivalents, beginning of year	68,734	86,326	118,154
Cash and cash equivalents, end of year	$86,326	$118,154	$159,001

Supplemental disclosures of cash flow information
Cash paid during the year for income taxes	$677	$885	$419
Cash paid during the year for interest on borrowings	980	1,620	1,442
Supplemental disclosures of non-cash information
Issuance of Members' Interests	$5,995	$3,965	$7,799
The accompanying notes are an integral part of these consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

1.	Organization and Business
AQR Capital Management Holdings, LLC, a Delaware limited liability company, and its subsidiaries (collectively, the “Company”) provide investment management services to its sponsored funds and a broad range of clients.
These consolidated financial statements include the consolidated financial position of the Company as of December 31, 2015 and 2016, and the consolidated results of comprehensive income and cash flows for each of the three years in the period ended December 31, 2016.
“AQR Sponsored Funds” consist of feeder funds, stand-alone funds, mutual funds and collective investment trusts, which are either Delaware limited partnerships, limited liability companies or Regulated Investment Companies domiciled in the United States (“U.S.”) (collectively, the “Domestic Funds”), master funds, feeder funds, SICAV’s, FCP’s and stand-alone funds domiciled in the Cayman Islands, Australia, Bermuda and Luxembourg (collectively, the “Offshore Funds”).
The Company earns management fees (“Management Fees”) from the AQR Sponsored Funds and other unaffiliated institutions (“Managed Accounts”) pursuant to various investment management agreements (“Management Agreements”). In addition to Management Fees, the Company is eligible to receive incentive fees (“Incentive Fees”) and annual performance allocations (“Performance Allocations”) from certain AQR Sponsored Funds. The Company also is eligible to earn Incentive Fees from the Managed Accounts (Note 2).
The Company is a member of a certain investment manager formed through a joint venture with a third party. The affiliated investment manager provides investment advice to certain AQR Sponsored Funds and Managed Accounts and manages all or part of their assets.

2.	Significant Accounting Policies
General
Basis of Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain reclassifications have been made to the prior periods’ financial statements and notes to conform to the current period’s presentation.
Principles of Consolidation
To determine whether an investment must be consolidated, the Company first evaluates whether the fees it receives and the interests it holds qualify as a variable interest in the entity, including an evaluation of fees paid to the Company as a decision maker or service provider to the entity being evaluated. Fees paid to the Company as a decision maker or service provider are not variable interests if (i) the fees are compensation for services provided commensurate with the level of effort required to be performed (ii) the arrangement includes only terms, conditions or amounts that are customary for similar services negotiated at arm’s length and (iii) the Company’s other economic interests in the entity held directly and indirectly through its related parties or by related parties under common control would not absorb more than an insignificant amount of the entity’s losses or receive more than an insignificant amount of the entity’s benefits.
For entities where the Company has determined that it does hold a variable interest, as applicable, the Company performs an assessment to determine whether each of those entities qualify as a variable interest entity (“VIE”) or a voting interest entity (“VOE”), which involves judgment.
A VIE is an entity that has any of the following criteria: (i) insufficient equity investment at risk; (ii) equity that lacks decision making rights; (iii) equity holders that lack the obligation to absorb an entity’s expected losses; (iv) equity holders that lack the right to absorb an entity’s expected residual returns; or (v) equity with non-substantive voting rights.
The Company consolidates a VIE if the Company is a primary beneficiary, which is defined as the party that has controlling financial interest in the VIE. Controlling financial interest in a VIE is defined as the power to direct the activities that most significantly impact the VIE’s economic performance and the right to receive potentially significant benefits from the VIE or the obligation to absorb losses of the VIE.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

If the investment is not a VIE then the Company evaluates the investment for consolidation under the VOE model. For limited partnerships and similar entities, the Company would have a controlling financial interest in the VOE if the Company owns a majority of the entity’s kick-out rights through voting interests and the limited partners do not hold substantive participating rights. For entities other than limited partnerships, the Company would have a controlling financial interest in a VOE if the Company holds a majority voting interest in the entity.
The Company has determined that it does not have a controlling financial interest in a VIE or a VOE.
For entities where the Company does not have a controlling financial interest, but exercises significant influence over the entity’s operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting.
All intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Affiliated Entities
The Company considers its Members, employees, the AQR Sponsored Funds, and equity method investments to be affiliates.
Revenue Recognition
Fees
Fees include Management Fees, Performance Allocations and Incentive Fees.
Management Fees are recognized in the periods during which the related services are performed and the amounts have been contractually earned in accordance with the Management Agreements.
Performance Allocations and Incentive Fees are earned when the return on assets under management exceeds certain benchmark returns or other performance targets in accordance with the Management Agreements.
The Company has elected to adopt the preferred method of recording performance allocations and incentive fees subject to contingencies, Method 1 of the authoritative guidance on Accounting for Management Fees Based on a Formula under GAAP. Under Method 1, the Company does not recognize performance allocations and incentive fees until contractually earned (generally upon the earliest of the following to occur: end of the measurement period, upon redemption or as contractually agreed). Additionally, the Company does not recognize performance allocations or incentive fees until the following occur: (1) the services have been fully rendered, (2) there is no longer a risk of loss through market performance or clawback provisions, and (3) collectability is reasonably assured.
Income (Loss) from Investments in Affiliates
Income (loss) from investments in Regulated Investment Companies, considered trading securities, are accounted for under the fair value method of accounting. Income (loss) from other affiliates are accounted for under the equity method of accounting.
Included in income (loss) from investment in affiliates in the consolidated statements of comprehensive income are realized gains of $1,726, $1,036 and $548 for the years ended December 31, 2014, 2015 and 2016, respectively.
Interest and Dividend Income
Interest income is recognized on an accrual basis. Dividends on long security positions are recognized on the ex-dividend date.
Compensation and Benefits
Compensation and benefits expense includes salaries, commissions, temporary help (including outsourced staff augmentation and consultants), incentive compensation, employer payroll taxes, severance and related benefit costs.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

General, Administrative and Other
General, administrative and other expenses include travel and related expenses, rent and occupancy related expenses, information technology costs, professional fees paid to legal, accounting and other advisors, information and communication services as well as other corporate expenses.

Taxes
The Company is a limited liability company treated as a partnership for U.S. tax purposes and is not subject to federal, state or local income taxes. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded.

Income tax expense in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016 relates to foreign income tax assessed on the net taxable income of certain subsidiaries of the Company that are domiciled outside the U.S. Tax provisions are computed in accordance with GAAP.

In accordance with GAAP, the Company determines whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company has determined that there are no unrecognized tax benefits or obligations to be recognized in the financial statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2016, the tax years that remain subject to examination by the U.S. Federal, various state and foreign tax jurisdictions under the statute of limitations is generally from the year 2013 forward, with certain jurisdictions being 2012.

Foreign Currency
Foreign currency denominated assets, liabilities and operations are primarily held through certain subsidiaries of the Company domiciled outside the U.S. These subsidiaries’ functional currencies differ from the Company’s reporting currency. Foreign currency denominated assets and liabilities are translated using the exchange rates prevailing at the end of each reporting period. Results of foreign operations are translated at the average exchange rate for each reporting period. Translation adjustments are included as a component of accumulated other comprehensive income (loss) until realized. Foreign currency income or expenses resulting from transactions outside the Company’s reporting currency are included in general, administrative and other expenses in the consolidated statements of comprehensive income.

Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. The Company’s other comprehensive income contains foreign currency cumulative translation adjustments.

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit, short term investments and money market mutual funds. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2015 and 2016, cash equivalents included investments in money market mutual funds of $67,620 and $93,389, respectively.

Restricted Cash
Restricted cash primarily represents investments in money market mutual funds as of December 31, 2015 and 2016, which are used as collateral for letters of credit issued for leased office space.

Fee Receivables
Fee receivables relate to Management Fees, Performance Allocations and Incentive Fees earned but not yet billed or collected and are short-term in nature.

Investment in Affiliates
Investment in Affiliates consists of investments in certain AQR Sponsored Funds, principally Regulated Investment Companies, and equity method investments. The investments in Regulated Investment Companies, classified as trading securities, are purchased principally to seed new AQR Sponsored Funds, and are recorded using fair value accounting. Other investments are

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

recorded using the equity method of accounting at the applicable ownership interest of the net assets of those funds and partnerships as set forth in the underlying agreements.

Investment in Securities
The Company transacts in derivative instruments including futures contracts and option contracts. Investments in securities, including derivative positions, as applicable, are valued at their last sales price on the date of determination on the exchange that constitutes the principal market. Investments in securities are recorded on a trade date basis.

Realized gains and losses are recorded based on the specific identification method.
Net unrealized gains and losses on derivative financial instruments, if any, are reported on a net-by-counterparty basis. Where those transactions are governed by master netting agreements between the consolidated affiliate and the counterparty, master netting agreements and other arrangements legally provide the affiliate with a right of set-off in the events of bankruptcy or default by the counterparty.
As of December 31, 2015 and 2016, the Company had no derivative asset or liability positions. Realized gains and losses, which are insignificant, are included in other revenues on the consolidated statements of comprehensive income.
Fixed Assets
Fixed assets consist primarily of computer software, furniture and fixtures, office equipment, leasehold improvements and fractional interests in corporate aircrafts and are recorded at cost less accumulated depreciation or amortization. Computer software, furniture and fixtures and office equipment are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining terms of the related leases or the estimated useful lives of such improvements beginning on the dates such leasehold improvements are placed in service. Fractional interests in corporate aircraft are depreciated to their estimated residual values on a straight-line basis over the lease term. Costs relating to repairs and maintenance incurred on the fixed assets are expensed in the year they are incurred unless they increase the value or utility of the asset or increase the life of the asset, in which case they are capitalized.
Impairment of Long-Lived Assets
The Company evaluates the carrying value of long-lived fixed assets for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
The carrying value of such assets is considered impaired when the undiscounted future cash flows are less than their carrying value and a resulting impairment charge is recognized in the consolidated statements of comprehensive income and the carrying value of such assets is reduced to its fair value.
Share-Based Payment
The Company measures and recognizes compensation expense for all share-based payment awards made to employees for no consideration.
The Company recognizes compensation expense for the full fair value of the awards on the date the award was granted as the Company’s principals are fully vested in the awards on that date. The fair value on the grant date is determined through an independent valuation performed by an accounting and valuation firm.
The Company recognized share-based compensation expense of $5,995, $3,965 and $7,799 for the years ended December 31, 2014, 2015 and 2016, respectively. This noncash expense is included in compensation and benefits in the consolidated statements of comprehensive income.
Recently Adopted Accounting Standards
In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, Consolidation: Amendments to the Consolidation Analysis that changes the analysis required to determine whether an entity is a variable interest entity and should be consolidated. The Company adopted this standard with an effective adoption date of January 1, 2016. The adoption of this standard did not impact the Company’s consolidated financial statements.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. Under the standard, debt issuance costs related to term loans should be presented on the statement of financial position as a direct deduction from the carrying amount of the associated debt liability. The Company adopted this standard effective January 1, 2016. The adoption of this standard did not impact the Company’s consolidated financial statements.
In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. The standard simplifies the accounting for employee share-based payment transactions, including the income tax effects, forfeitures, and classification on the statement of cash flows. The Company adopted this standard effective January 1, 2016. The adoption of this standard did not impact the Company’s consolidated financial statements.
Recent Accounting Standards Not Yet Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, as amended. This standard provides a comprehensive model for revenue recognition. The standard is effective for interim and fiscal periods beginning after December 15, 2017. The Company is reviewing its Management Agreements to evaluate the impact of this standard on its consolidated financial statements, but it does not expect the adoption to significantly impact the timing of the recognition of its fees revenue.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall - Recognition and Measurement of Financial Assets and Liabilities.  The standard impacts the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The standard is effective for interim and fiscal periods beginning after December 15, 2017.  The Company is evaluating the impact of this standard on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires operating lease lessees to recognize lease assets and lease liabilities on the statement of financial position. However, for leases with a term of twelve months or less, a lessee is permitted to make an election not to recognize lease assets and lease liabilities. The standard is effective for interim and fiscal periods beginning after December 15, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.
In March 2016, the FASB issued ASU 2016-07, Investments - Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting. The standard simplifies the equity method of accounting by eliminating the requirement to retrospectively apply the equity method upon obtaining significant influence over an investment. The standard is effective for interim and fiscal periods beginning after December 15, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments. The standard provides guidance on how certain cash transactions are classified in the statement of cash flows. The standard is effective for interim and fiscal periods beginning after December 15, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows - Restricted Cash. The standard provides guidance on the presentation of restricted cash in the statement of cash flows. The standard is effective for interim and fiscal periods beginning after December 15, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

3.	Related Party Transactions
Management Fees
The Company has entered into Management Agreements with the AQR Sponsored Funds whereby the investment and management decisions of all related investment funds are made by the Company.

The Company receives Management Fees from the AQR Sponsored Funds calculated and paid pursuant to the relevant Management Agreement.
In the sole discretion of the Company, Management Fees have been waived or reduced for certain investors, including the Company’s principals and certain employees, in certain AQR Sponsored Funds.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

Performance Allocations and Incentive Fees
The Company is entitled to receive Performance Allocations and Incentive Fees from certain AQR Sponsored Funds or their affiliates, generally calculated as a percentage of the net capital appreciation in excess of a benchmark applicable to the shares of such AQR Sponsored Funds with respect to each performance year, which is generally based on fiscal years ending December 31.

In the sole discretion of the Company, Performance Allocations and Incentive Fees have been waived or reduced for certain investors, including the Company’s principals and certain employees, in certain AQR Sponsored Funds.

Other Revenues
Included in other revenues on the consolidated statements of comprehensive income are service fees from certain Sponsored Funds in the amounts of $12,410, $3,657 and $242 for the years ended December 31, 2014, 2015 and 2016, respectively.
Due from Affiliates
Due from affiliates includes receivables due from employees and the Company’s principals.
On August 31, 2015, the Company made a capital contribution of $15,000 in exchange for 50 of the 100 Class B units of a partnership. On December 31, 2015, the Company sold its interest in the partnership to AQR Investment Fund III, LLC for consideration of $15,427, which represented the Company’s carrying value of the partnership interest at the date of the transaction. As a result, there was no gain or loss recognized on the transaction. As of December 31, 2015, due from affiliates included $15,427 from AQR Investment Fund III, LLC, which was settled in 2016.
Due to Affiliates
Due to affiliates includes subadvisory fees payable to an affiliated investment manager.

4.	Valuation
The authoritative guidance on fair value measurements and disclosures under GAAP establishes a framework for measuring fair value, requires disclosures about fair value measurements and provides a consistent definition of fair value which focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of the inputs used in the valuation of an asset or liability as of the measurement date.
The three-level hierarchy for fair value measurements is defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

The Company’s investments in affiliated Registered Investment Companies and money market mutual funds classified as cash equivalents are based upon quoted prices and as such are classified as Level 1. The Company’s membership interests in the Chicago Mercantile Exchange (“CME”) and Chicago Board of Trade (“CBOT”) are valued based on observable inputs and have therefore been classified as Level 2. The Company does not have investments classified as Level 3.
The Company may not be able to sell its investments when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. Due to the inherent uncertainty of valuation, the fair value of the fund’s investments may differ significantly from what may actually be realized upon sale or disposition and the differences could be material.
The following table presents the financial instruments carried at fair value as of December 31, 2015 and 2016 by valuation hierarchy (as described above):

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$67,620	$—	$—	$67,620
Restricted cash	9,050	—	—	9,050
Investment in affiliates	23,274	—	—	23,274
Membership in CME	—	725	—	725
Total	$99,944	$725	$—	$100,669

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$93,389	$—	$—	$93,389
Restricted cash	9,052	—	—	9,052
Investment in affiliates	24,099	—	—	24,099
Membership in CME and CBOT	—	1,183	—	1,183
Total	$126,540	$1,183	$—	$127,723

The above table excludes the Company's investments in affiliated hedge funds and private funds, which are accounted for under the equity method of accounting. The value of these investments was $3,306 and $15,962 as of December 31, 2015 and 2016, respectively, which is included in investments in affiliates on the consolidated statements of financial position. The Company's ownership percentage in the equity method investments ranged from less than 1% to 50% as of December 31, 2015 and 2016, respectively.
The membership interests in CME and CBOT presented above is included in other assets on the consolidated statements of financial position.
The cash and cash equivalents and restricted cash amounts above reflect investments in money market mutual funds.
5. Credit, Market and Currency Risk
The Company’s total assets include receivables from the Domestic Funds, Managed Accounts and the Offshore Funds. The Company is exposed to economic risk concentrations insofar as it is dependent on the ability of the Domestic Funds, Managed Accounts and Offshore Funds to compensate it for its investment management services. The Company is exposed to market risk through its investments in affiliates.
Further, the Company has indirect exposure to credit and market risks since a significant portion of its revenues are based on the performance of the AQR Sponsored Funds and Managed Accounts for which it provides investment management services. The AQR Sponsored Funds and Managed Accounts are exposed to various credit and market risk as described below.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

Credit risk is the possibility that a loss may occur from the failure of counterparties to make payments according to the terms of a contract. The Company’s as well as the AQR Sponsored Funds’ and Managed Accounts’ exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets at such time. The Company, as well as the AQR Sponsored Funds and Managed Accounts, controls its credit exposure to counterparties by attempting to use counterparties (or its guarantors) that have an investment-grade credit rating and by monitoring counterparty credit ratings and diversifying across multiple counterparties. The Company, as well as the AQR Sponsored Funds and Managed Accounts, also utilizes other credit risk mitigation techniques, such as periodic mark-to-market settlement and the use of master netting agreements with counterparties, where possible, in order to reduce credit exposures by offsetting receivables and payables with those counterparties.
The Company primarily maintains its cash positions at major financial institutions. At times, balances may exceed federally insured limits and as such the Company has credit risk associated with such cash in such accounts. Credit risk is measured by the loss the Company would record if the major financial institutions or other counterparties fail to perform pursuant to terms of their obligations.
Money market mutual fund investments entered into by the Company are subject to certain risks including among others, interest rate risk, market risk and credit risk. Such investments are generally not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although money market mutual funds seek to preserve the value of investors’ capital, it is possible to lose money by investing in a money market mutual fund.
Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. The Company manages market risk by monitoring the fluctuation in its value and comparing these fluctuations to its risk objectives.

6.	Income Taxes
The Company is a limited liability company treated as a partnership for U.S. income tax purposes and its statutory tax rate is 0%. The provision for income taxes relates to certain subsidiaries of the Company domiciled outside of the U.S. The consolidated effective tax rate was approximately 0% for the years ended December 31, 2014, 2015 and 2016.
The components of income tax expense reflected in the consolidated statements of comprehensive income are shown below:

	Years Ended December 31,
	2014	2015	2016
Income Tax Expense
Foreign income tax	$464	$478	$672

7.	Fixed Assets
The major classifications of fixed assets are as follows:

	As of December 31,
	2015	2016
Office equipment and computer hardware	$33,500	$44,977
Leasehold improvements	26,033	26,525
Fractional interest in corporate aircraft	3,710	3,710
Computer software	4,725	7,797
Furniture and fixtures	10,228	10,754
	78,196	93,763
Less: accumulated depreciation and amortization	(38,507)	(50,557)
Total fixed assets, net	$39,689	$43,206

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

In 2015, the Company disposed of fixed assets with a net book value of approximately $101 and a cost basis of approximately $811. The Company incurred a gain of approximately $84 on the disposal of the fixed assets.
In 2016, the Company disposed of fixed assets with a net book value of approximately $202 and a cost basis of approximately $1,771. The Company incurred a loss of approximately $186 on the disposal of the fixed assets.

8.	Commitments and Contingencies
Litigation
In the normal course of business, the Company may be involved in litigation or other matters, some of which allege significant damages. As of December 31, 2014, 2015 and 2016, management believes that the outcome of any one of these matters, or all of them combined, will not have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Leases
The Company has entered into non-cancelable operating leases for office space and equipment. As of December 31, 2016, future minimum annual lease payments are as follows:

	Payments	Sub-Lease Receipts	Net Payments

2017	$21,574	$(3,977)	$17,597
2018	21,478	(3,994)	17,484
2019	20,367	(3,994)	16,373
2020	18,842	(3,994)	14,848
2021	18,758	(4,202)	14,556
Thereafter	44,457	(6,683)	37,774
Total	$145,476	$(26,844)	$118,632
The office leases contain escalations that are generally a fixed percentage of the landlord’s annual operating expenses and tax expense as well as provisions that require pre-approval from the lessor prior to sub-leasing the office space. The Company recognizes rent expense (net of sublease rental income) on a straight-line basis over the remaining term of the lease. For the years ended December 31, 2014, 2015 and 2016, total rent and occupancy related expenses were $10,353, $13,783 and $16,104, respectively, and were included in general, administrative and other expenses on the consolidated statements of comprehensive income.
In 2009, the Company recorded a loss of $18,016, net of deferred rent of $5,472, related to vacated office space under lease. The loss represented management’s estimate of the present value of the probable losses on the lease, net of estimated proceeds from planned sub-lease arrangements, over the remaining life of the lease.
The changes in the lease loss reserve are as follows:

Lease Loss Reserve
January 1, 2014	$14,434
Amortization	(1,077)
December 31, 2014	13,357
Amortization	(1,148)
December 31, 2015	12,209
Amortization	(1,244)
December 31, 2016	$10,965

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

Letters of Credit
As of December 31, 2015 and 2016, the Company had standby letters of credit with a major financial institution in the amount of $8,868, which are collateralized by a money market mutual fund with a fair value of $9,050 and $9,052, respectively, and are included in restricted cash in the consolidated statements of financial position. The letters of credit were established to fulfill requirements of the Company’s non-cancelable operating leases for certain office premises in the U.S. The letters of credit expire between 2017 and 2018 and renew automatically until their stated termination dates.
Guarantee
Effective July 8, 2015, the Company entered into a guarantee in favor of certain beneficiaries wherein the Company’s payment obligation guaranteed would not exceed $7,000. In consideration of the guarantee, these beneficiaries entered into the following agreements with the Company: Prime Brokerage Margin Agreement, ISDA Master Agreements, Master Securities Lending Agreement, Overseas Securities Lender’s Agreement and Margin Lending Agreement. This guarantee was terminated as of May 20, 2016. Effective July 22, 2016, the Company entered into a new guarantee in favor of a certain beneficiary wherein the Company’s payment obligation guaranteed would not exceed $10,000.
Investment
During 2015, the Company entered into a strategic relationship agreement with an investment management firm under which the Company committed to invest up to $25,000 in two funds advised by that third party firm over a three year period. As of December 31, 2016, the Company has funded $8,860 of this commitment.

9.	Employee Benefits
The Company has a defined contribution 401(k) retirement plan (the “Plan”) which allows all full time employees who are at least 21 years of age to invest their pre-tax or after tax compensation, limited to the maximum allowed by the Internal Revenue Service regulations. Employees are eligible to participate in the Plan on the first day of their employment. Effective January 1, 2014, the Company matched employee contribution up to $5 per eligible employee per Plan year. Employees are fully vested in the Company match when they reach their 3-year anniversary with the Company. In 2014, 2015 and 2016, the 401(k) match expense was $1,734, $2,251 and $2,866, respectively. Amounts are included in compensation and benefits on the consolidated statements of comprehensive income.

10.	Other Assets and Other Liabilities
Other assets and other liabilities consist of the following:

	As of December 31,
	2015	2016
Other assets
Prepaid expenses	$7,154	$10,822
Membership interests in CME and CBOT	725	1,183
Other assets	831	1,664
Total	$8,710	$13,669

Other liabilities
General, administrative and other	$17,122	$12,326
Deferred rent	5,980	6,059
Total	$23,102	$18,385

11.	Redeemable Members' Interest
Certain member’s interests are redeemable and are terminated upon death, permanent disability or voluntary or involuntary withdrawal. Upon termination, the interest is automatically cancelled and re-allocated to the remaining members. The terminated member has the right to receive certain payments and is subject to certain put and call rights. Such put and call rights include the right to participate in profits of the Company for a certain period and to receive a portion of any sale proceeds in the

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

event the Company is sold. The redeemable members’ interest is presented in the consolidated statement of financial position in the mezzanine section between liabilities and equity. Redeemable members’ interest does not include potential future amounts related to net income yet to be generated or a sale of the Company. The Company cannot determine such amounts because it is unable to estimate the timing of member terminations or a potential sale of the Company.

The following represents a roll-forward of redeemable members’ interest from January 1, 2014 through December 31, 2016:

Redeemable Members' Interest
Balance at January 1, 2014	$93,128
Issuance of Members' interest	5,995
Net income	328,873
Cash distributions	(260,671)
Balance at December 31, 2014	$167,325
Issuance of Members' interest	3,965
Net income	376,370
Cash distributions	(334,059)
Balance at December 31, 2015	$213,601
Issuance of Members' interest	7,799
Net income	377,688
Cash distributions	(434,622)
Balance at December 31, 2016	$164,466

12.	Members' Equity
The Company maintains a separate capital account for each member. The Company’s capital account is increased by the sum of any additional capital contributions made after admission and/or allocation of net income and reduced by the sum of any allocation of losses and/or any distributions. Members are entitled to receive an allocation and distribution of the net income (loss) of the Company based on their respective proportional interest in the Company. Additional members may be admitted at any time by consent of certain existing members. Generally, no member has the right to withdraw capital from the Company.

13.	Borrowings
Credit Facility
As of December 31, 2015 and 2016, the Company had $44,000 and $42,000 outstanding, respectively, in an unsecured line of credit (the “Credit Facility”) with a group of commercial banks and other lenders (collectively the “Lenders”). The Credit Facility is available for the Company’s business purposes, including providing liquidity for seeding new products in order to establish a performance history prior to making them available to outside investors. The average daily borrowings under the Credit Facility during 2015 and 2016 were $64,638 and $36,806, respectively, with average interest rates of 1.8% and 2.2%, respectively.
As of December 31, 2016, of the $42,000 outstanding under the Credit Facility, $26,000 has an original term of three months, a maturity date of February 17, 2017 and an interest rate of 2.4%. The remaining $16,000 has an original term of three months, a maturity date of March 23, 2017 and an interest rate of 2.5%.
The Credit Facility, which matures on November 7, 2017, has a $75,000 commitment from the Lenders with a possible increase in the principal amount by up to $25,000 with any such increase being subject to the consent of the Lenders.
The Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including but not limited to, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. The Company was in compliance with these covenants as of December 31, 2015 and 2016. The

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or Lenders’ commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency or bankruptcy related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the Lenders’ commitments would automatically terminate.
Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by the Company are permitted at any time without fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar requirement. Borrowings under the Credit Facility bear interest at a rate per annum, which will be, at the Company’s option, a rate equal to an applicable margin, which is subject to adjustment based on the leverage ratio of the Company, as defined in the Credit Facility, plus one of the following indexes: London Interbank Offered Rate; a floating base rate; or the Federal Funds rate.
Debt
Debt consists of the following:

	As of December 31,
	2015	2016
Fixed asset financing	$15,613	$24,779
Loan	—	13,000
Total debt	$15,613	$37,779

As of December 31, 2015 and 2016, the Company had $15,613 and $24,779 outstanding in fixed asset financing, respectively, under a Master Lease Agreement (the “Agreement”) with a commercial bank (the “Bank”) under which the Bank will finance equipment purchased by the Company, pursuant to one or more leases, utilized in the operation of its U.S office locations. Under the provisions of the Agreement, the leases are intended as security only in which the Company remains the owner of the equipment and the Bank is a secured party.
As of December 31, 2015 and 2016, the Company had fixed assets with a book value that approximated the amounts outstanding under the Agreement, which serve as security to the Bank pursuant to the Agreement. The average daily borrowings under the Agreement during 2015 and 2016 were $15,263 and $19,408, respectively, with average interest rates of 3.1% and 3.2%, respectively.

The Company is obligated to repay each lease subject to a 36 month repayment schedule which includes interest calculated using a floating base rate plus an applicable margin. As of December 31, 2016, the outstanding amount under the Agreement had maturity dates ranging from May 2018 to December 2019 with interest rates ranging from 3.2% to 3.5%.
The Agreement contains affirmative, negative and financial covenants, which are similar to those contained in the Credit Facility.
As of December 31, 2016, the Company had remaining unutilized financing under the Agreement of $5,120.
On November 4, 2016, the Company entered into an agreement (the “State Agreement”) with the State of Connecticut (the “State”), whereby the Company is eligible to receive up to $28,000 in forgivable loans and $7,000 in grants from the State over a period of up to ten years. On December 21, 2016, under the first phase of the State Agreement, the Company received the first loan tranche of $13,000 (the “Phase I Loan”) from the State. The Phase I Loan may be used by the Company for permitted expenditures as defined in the State Agreement. The Phase I Loan carries a term of ten years at an interest rate of 2%, accruing beginning on December 21, 2016. However, during the first twenty-four months of the Phase I Loan, provided there is no instance of default as defined in the State Agreement, the Company has no obligation to make any principal or interest payments in respect of the Phase I Loan.

AQR Capital Management Holdings, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 2014 (not covered by auditors' report), 2015 (not covered by auditors' report) and 2016
(in thousands of dollars)

The second loan tranche of $15,000 (the “Phase II Loan”) and $7,000 in grants will be made available to the Company upon completion and state verification of job creation objectives as defined in the State Agreement. The job creation objectives will also be used to determine whether all, a portion or none of the Phase I Loan and Phase II Loan amounts in the State Agreement would be forgiven. The interest on the Phase I Loan and Phase II Loan amounts is not forgivable.
As of December 31, 2016, $13,000 was outstanding under the State Agreement.

14.	Subsequent Events
Management has evaluated events that have occurred subsequent to December 31, 2016 through the date the financial statements were available to be issued, and has determined that the following items require disclosure in the financial statements:
On February 17, 2017, $26,000 of the $42,000 portion of the Credit Facility described in Note 13 was renewed with a maturity date of April 17, 2017 at an interest rate of 2.4%. On March 23, 2017, the remaining $16,000 was renewed with a maturity date of May 23, 2017 at an interest rate of 2.5%.